EXHIBIT (a)(1)(ii)

EMAIL TO ALL ELIGIBLE EMPLOYEES FROM RAY ZINN,

OUR CHIEF EXECUTIVE OFFICER, DATED OCTOBER 2, 2009

To:	Eligible Micrel Employees

From:	Ray Zinn, Chief Executive Officer

Date:	October 2, 2009

Re:	Micrel Stock Option Exchange Program

As previously announced to you, Micrel’s stockholders approved our proposal to implement a stock option exchange program at our annual stockholders’ meeting on May 21, 2009. We are pleased to announce that today we are launching the stock option exchange program.

Specifically, we are making an offer (the “Offer”) to allow eligible Micrel employees to exchange certain existing options that have an exercise price equal to or greater than $9.80 per share for new replacement options, or in certain cases, a cash payment, on the expiration date of the Offer (the “Option Exchange Program”).

To participate in the Option Exchange Program, you may elect to surrender your eligible options for cancellation, and new replacement options will be granted to you on the expiration date of the Option Exchange Program. In certain cases, cash payments will be made in exchange for surrendered options.

This is a significant initiative, requiring a formal tender offer filing with the U.S. Securities and Exchange Commission. By making it possible to exchange your underwater options for new replacement options, we intend to provide you with an equity incentive that may provide greater value to you in the future.

Included in this email is information that explains the Option Exchange Program in greater detail, including its potential benefits and risks and the actions you will need to take if you choose to participate. Please review the material carefully and weigh your decision with equal care.

NO MICREL EMPLOYEE OR AGENT IS AUTHORIZED TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO YOUR CHOICES. AS A RESULT, YOU MAY WISH TO CONSULT YOU’RE YOUR PERSONAL LEGAL COUNSEL, ACCOUNTANT, FINANCIAL, AND TAX ADVISORS AS PART OF YOUR DECISION MAKING PROCESS.

For those employees who are employed by us outside the United States, we urge you to educate yourselves about the financial and tax consequences of participating in this exchange by consulting with an appropriate advisor. We make no representations to employees regarding the financial and tax consequences of their participation in this Offer.

Please take the time to carefully review the following information and instructions. You will receive under separate cover your individual user identification number and PIN which will allow you to log into the Offer website. If you would like to participate in the program, you will need to submit your election form provided at http://www.participantchoice.com/tenderoffer/Micrel by the expiration of the Offer, which is currently scheduled for 11:59 P.M. Pacific Time, October 30, 2009.

You are eligible to participate in the Option Exchange Program only if you are an active employee of Micrel or one of its majority owned subsidiaries as of the commencement date of this Offer and you remain an active employee through the expiration date of this Offer. Our named executive officers and members of our board of directors are not eligible to participate in the Offer.

You must hold at least one eligible option on October 2, 2009 to participate in the Offer. Information regarding the Option Exchange Program and your eligible options can be found by logging into http://www.participantchoice.com/tenderoffer/Micrel, which is the Offer website. The Offer website also contains detailed information regarding the Offer and the Election Form to participate in the Offer. Please read and carefully consider all of this information. If you are not able to access the website, copies of the offering materials, including the Election Form, are available by email at lia.punches@micrel.com or by telephone at 408-435-3401 (within North America) or 800-800-2045 (outside North America).

The specifics of the program are described in the “Schedule TO—Tender Offer Statement Filed with the SEC” and the related exhibits. The “Schedule TO—Tender Offer Statement Filed with the SEC” is available by clicking on this hyperlink: http://www.participantchoice.com/tenderoffer/Micrel.

We urge you to read the “Schedule TO—Tender Offer Statement Filed with the SEC” and the related exhibits carefully.

To elect to participate in the Offer with respect to your eligible options, please see the key steps described below.

KEY STEPS

In order to participate in the Offer, please follow these steps:

•	Log on to the Offer website at http://www.participantchoice.com/tenderoffer/Micrel. The website will allow you to view, or will provide a link to, the following documents:

•	Offer to Exchange Certain Outstanding Options to Purchase Stock for a Number of Replacement Options and Cash Payments, dated October 2, 2009
•	Election Form
•	Agreement to Terms of Election (“Election Agreement”)
•	2003 Incentive Award Plan of Micrel, Incorporated
•	Form of option agreement the 2003 Incentive Award Plan

•	Properly complete and submit the Election Form on Micrel’s Offer website before 11:59 P.M. Pacific Time, on October 30, 2009, by:

1.	Use your user identification number and PIN to access the election site at http://www.participantchoice.com/tenderoffer/Micrel; and

2.	Properly complete and submit the Election Form via the election site by (a) selecting which eligible options you wish to exchange, (b) reading the Election Form terms and conditions, and (c) selecting the “Submit” button at the bottom of the Election Form. By selecting the “Submit” button you are acknowledging and agreeing to the terms and conditions of the Offer.

NOTE THAT THE ELECTION FORM WILL SHOW YOU A “NEW EXERCISE PRICE.” THIS IS ONLY A PLACEHOLDER. THE EXERCISE PRICE FOR YOUR REPLACEMENT OPTIONS WILL BE THE CLOSING PRICE PER SHARE OF MICREL COMMON STOCK AS QUOTED ON THE NASDAQ GLOBAL SELECT MARKET ON THE OFFER EXPIRATION DATE.

If for any reason you are unable to access Micrel’s Offer website, you may submit a paper copy of your Election Form by facsimile to Lia Punches at (408) 435-2400 but it must be completed, signed and received by 11:59 P.M. Pacific Time, on October 30, 2009 (or such later time and date as may apply if the offer is extended).

If you need an Election Form, you may email lia.punches@micrel.com or call 408-435-3401 (within North America) or 800-800-2045 (outside North America) to receive a paper Election Form.

Although Micrel’s Board of Directors and Compensation Committee have approved the Offer, we, the Board of Directors and the Compensation Committee do not make any recommendation as to whether you should accept or refrain from participating in the Offer and exchanging your options. You must make your own decision about the Offer, taking into account your own personal circumstances and preferences. You should carefully review the materials referred to in this email. We recommend that you consult with your personal financial, tax and legal advisors in deciding whether to accept the Offer.

KEY DATES TO REMEMBER:

Commencement Date: The commencement date of the Offer is today, October 2, 2009.

Withdrawal Date: You may withdraw your previously submitted election to exchange options at any time on or before 11:59 P.M. Pacific Time on October 30, 2009. If the Offer is extended beyond that time, you can withdraw or change your election at any time until the extended expiration of the Offer.

Offer Expiration Date: The Offer expires at 11:59 P.M. Pacific Time on October 30, 2009 (unless we extend the Offer).

Option Cancellation Date: The eligible options that have been tendered will be cancelled on the Offer expiration date.

Grant Date: The new replacement options will be granted on the Offer expiration date.